July 6, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Daniel Morris, Special Counsel

Re:	American Scientific Resources, Incorporated
Amendment to Registration Statement on Form S-1
Filed May 10, 2010 (File No. 333-164517)

Ladies and Gentlemen:

On behalf of American Scientific Resources, Incorporated (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of June 2, 2010.

Registration Statement Cover Page

1.	We note your response to comment 1; however, your registration statement beginning on page F-1 continues to use the name “American Scientific Resources, Inc.” We therefore reissue our comment.

Response:

The registration statement beginning on page F-1 has been revised to refer to American Scientific Resources, Incorporated.

Prospectus Cover Page

2.
Given the lack of an established market for your securities, a statement that selling stockholders will sell "at a prevailing market price" is insufficient to satisfy your disclosure obligation. Please refer to our prior comment 2 which we reissue. Revise accordingly.

Response:

The registration statement has been revised to disclose that the selling stockholders will sell at a fixed price until the Company’s common shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices, and that the Company intends to seek quotation on the OTC Bulletin Board.

Prospectus Summary, page 4

About Us, page 4

3.
We note your disclosure that you provide a broad range of healthcare and medical products. It would appear that this disclosure may overstate the diversity of the products that you provide. Specifically, we note that you appear to provide health and safety products for babies. Please revise your disclosure accordingly.

Response:

The term “a broad range” has been removed from the registration statement. The Company’s products are not provided exclusively for babies, as the Company’s products include the Disintegrator line. Accordingly, a description of the Company as providing products solely for babies has not been added.

4.
In that regard, please note that the registration statement should not include marketing language. For instance, we note your reference to "innovative medical products and healthcare supplements sourced from around the globe.” Revise your prospectus to eliminate marketing language, which is inappropriate in a disclosure document.

Response:

Marketing language has been eliminated from the prospectus in accordance with the Staff’s comment.

5.
We reissue comment 4 because your summary does not include a discussion of the healthcare supplements that you refer to in the second paragraph of this section. To make your disclosure more accessible to investors, you may also wish to revise the second paragraph to use a separate bullet point for each product.

Response:

The reference to healthcare supplements has been removed from the prospectus summary.

6.	Please reconcile your disclosure in the second paragraph of this section with your newly filed exhibit 10.59, which indicates that the DVDs were developed by Ms. Tirotta.

Response:

The prospectus summary has been revised to disclose that the Dr. Bip DVD’s were developed by Ms. Tirotta.

7.
Given the significance of the risk presented, revise the summary to disclose that you are in default on your notes and that noteholders may foreclose on your assets and commence legal action to recover the amounts due.

Response:

The prospectus summary has been revised to disclose that the Company is in default on its notes and that noteholders may foreclose on its assets and commence legal action to recover the amounts due.

Summary of the Shares… page 5

8.	Please reconcile the number of shares outstanding after the offering with the number of shares offered and outstanding prior to the offering.

Response:

The number of shares outstanding after the offering was calculated correctly as follows: 1,885,816,064 + 33,785,000 shares issuable upon exercise of warrants + 133,333,333 shares issuable upon conversion of warrants = 2,052,934,397. The remainder of the shares being offered were already issued and outstanding prior to the offering and hence will not result in an increase in the number of shares outstanding after the offering.

Risk Factors, page 5

Additional financing will be necessary, … page 6

9.	Please expand this risk factor to specifically address the risk that repeated defaults on credit obligations may raise serious concerns with potential lenders regarding your creditworthiness.

Response:

The risk factor has been expanded to specifically address the risk that repeated defaults on credit obligations may raise serious concerns with potential lenders regarding the Company’s creditworthiness.

10.
We note your added disclosure in response to comments 12 and 13 and reissue both comments. Please revise your disclosure to provide expanded discussion of each risk under separate risk factors, With respect to both comments, also revise to ensure that your risk factor headings clearly identify the risk discussed.

Response:

The disclosure has been expanded under separate risk factors in accordance with the Staff’s comment.

We have numerous past due…, page 6

11.	Please clarify what you mean by “other terms” in the second sentence.

Response:

The words “other terms” have been removed from the risk factor.

We are reliant on a single customer…, page 7

12.
Please expand this risk factor to address whether your agreements with Babies R Us are long-term or terminable at-will. In addition, please disclose your reliance on any other significant customers or, alternatively, confirm that you do not have any other significant customers.

Response:

The risk factor has been expanded to disclose that the Company’s agreement with Babies R Us is terminable at-will and that the Company has no other significant customers.

We will incur increased costs… page 9

13.	Please disclose the substance of the last sentence of your response to comment 16.

Response:

The substance of the last sentence of the response to comment 16 has been added to the risk factor in accordance with the Staff’s comment.

If we are unable to favorably assess… page 10

14.	We note the penultimate sentence in this risk factor. Please clarify when you will be required to provide a report on internal controls.

Response:

The risk factor has been revised to clarify that the Company will be required to provide a report on internal controls in its annual report for the year ended December 31, 2011.

Selling Security Holders, pages 11

15.
We note your response to comment 19; however, it is unclear how the issues you cite relate to the availability of Rule 415(a)(1)(i) and therefore reissue our comment. Please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09 available at http://www.sec. gov/divisions/corpfin/guidance/securities actrules-interps.htm.

Response:

The offering may be made under Rule 415(a)(1) because it is a secondary offering. Applying the factors set forth in Securities Act Rules Compliance and Disclosure Interpretations 612.09, the offering qualifies as a secondary offering as follows:

How long the selling shareholders have held the shares: Almost all of the shares have been held by the selling shareholders for several months or longer.

The circumstances under which the selling shareholders have received them: The shares were issued to the selling shareholders in a variety of transactions, primarily involving private equity financings and agreements to provide services. Such transactions have been found to be consistent with secondary offerings.

Relationship to the issuer: Only 6 of 58 selling shareholders are affiliates of the issuer. Other selling shareholders are a variety of private investors and service providers.

Amount of shares involved: total of 919,988,205 (including 407.951,667 shares underlying debentures and warrants) shares out of 2,297,543,687 fully diluted shares equals approximately 40% of total shares outstanding on a fully diluted basis. In light of the fact that the shares were issued in a variety of different transactions, this percentage is not much higher than the 33% generally considered acceptable for a secondary offering.

Whether the sellers are in the business of underwriting securities. The selling shareholders are generally not in the business of underwriting securities. Southridge has already been identified as an underwriter.

Whether under all of the circumstances seller is acting as a conduit for the issuer: in light of the foregoing, sellers are not acting as conduit for the issuer.

16.
Regarding your response to comment 20, please tell us when the services that form the consideration for each issuance listed in this section were completed. We note from your disclosure in footnote (16) on page 15, for example, that the services are for a three year period commencing April 2008.

Response:

The registration statement has been revised to clarify that the shares were issued in consideration for agreeing to provide services, and thus could be issued upon such agreement, and without regard to when the actual services were completed.

17.
We note your response to comment 23 and reissue. It is unclear how including beneficial ownership information in the selling stockholders table provides clear and unambiguous disclosure regarding the shares being offered by each selling shareholder. In addition, please tell us why Granite Financial is selling more shares than beneficially owned.

Response:

The beneficial ownership information has been removed from the registration statement. Granite Financial is not selling more than shares than it beneficially owned. The S-1 inadvertently had an incorrect number for Granite Financial’s beneficial ownership prior to the offering.

Description of Business, page 18

18.
We note your response to prior comment 27. However, please further revise your disclosure to clarify the anticipated costs to fund the marketing activities, product development and other projects that you identify.

Response:

The registration statement has been revised to clarify the anticipated costs to fund the marketing activities, product development and other projects that the Company identifies.

19.	Refer to the second sentence of the fifth paragraph under this section. Please clarify which products you manufacture.

Response:

The registration statement has been revised to clarify that the Company does sub-component assembly and packaging for the Kidz-Med Non-Contact 5-in-1 thermometer and the Disintegrator line.

20.
We note your response to prior comment 29. Expand your discussion of the development of the Kidz-Med business. We note that you do not disclose subsequent developments after your decision in April of 2007 to focus on the Kidz-Med line.

Response:

The registration statement discusses subsequent developments of the Kidz-Med business, in particular the launch of the Thermofocus product line, in the registration statement on pages 18-19.

Principal Products by Company, page 18

21.
We note your disclosure in the first paragraph in this section that you develop the products described. Please clarify which products you are specifically referring to given that the descriptions that follow indicate that you are primarily a distributor.

Response:

The first paragraph in this section has been revised to clarify which Kidz-Med products the Company developed.

Kidz-Med Thermofocus 5-in-1, page 18

22.	Regarding the study you mention in the first paragraph, please also tell us:
• how you confirmed that this study reflects the most recent available information;
• whether the study is publicly available;
• whether you paid for the compilation of the study;
• whether the study was prepared for your use in the registration statement; and
• whether the authors of the study consented to your use of such data in the registration statement.
If you were affiliated with the preparation of any of the study, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Response:

The Company believes the study reflects the most recent available information because it was commissioned by Tecnimed to garner FDA approval for the Thermofocus; data from the study was submitted to the FDA. The study is publicly available on the Minvera Perdiatrica website and in libraries. The Company did not pay for the compilation of the study and the study was not prepared for the Company’s use in the registration statement. The authors of the study did not consent to the Company’s use of such data in the registration statement. Because the study is publicly available, such consent is not required.

23.
We note that your response to prior comment 38 is not responsive to all of the subparts of that comment. For instance, you have disclosed the anticipated unit cost but not the aggregate estimated cost. Similarly, you have not disclosed the purpose of identifying a Chinese factory when final assembly and packaging will be done domestically. We reissue the prior comment.

Response:

The registration statement has been revised to disclose the aggregate estimated cost and the purpose of identifying a Chinese factory.

24.	Please clarify the status of your distribution of the Thermofocus product between the termination date of the agreement with Teenimed and the settlement.

Response:

The registration statement has been revised to clarify the status of the Company’s distribution of the Thermofocus product between the termination date of the agreement with Tecnimed and the settlement.

25.	Please tell us which exhibit relates to the contract with the Chinese factory that you mention in the first paragraph on page 19.

Response:

The agreement has been filed as exhibit 10.80.

26.	Please tell us how you can be certain that because the Never Touch 5-in-1 does not incorporate any aiming lights it will not infringe on the Thermofocus patent.

Response:

The Thermofocus patents are on its aiming lights. The Company’s device does not contain any aiming lights. Therefore, the Company is certain that its device does not infringe on the Thermofocus patent.

Kidz-Med Portable Ultrasonic Nebulizer, page 19

27.
We note your response to prior comment 41. You disclose that this product is only sold on your website. Please clarify the basis for this statement. For example, do you have an exclusive distribution agreement? If so, does it apply worldwide? Also, clarify why you are looking for a new supplier and why you are be able to obtain the product from a supplier and not the manufacturer.

Response:

The registration statement has been revised to clarify that the Company sells the product only through its website, why the Company is seeking a new manufacturer, and that the Company is seeking a new manufacturer (not a new “supplier”).

Kidz-Med Mommy Recorder, page 19

28.	Please disclose the terms of any distribution rights you have with respect to this product and file the relevant agreements. Provide equivalent disclosure for the Wee Target product.

Response:

The registration statement has been revised to clarify that the Company does not have any distribution agreements with respect to the Mommy Recorder and the Wee Target product.

29.	We note your response to prior comment 43. However, the term "sourced" continues to appear throughout the registration statement. Revise to clarify its meaning.

Response:

The word “sourced” has been removed from the registration statement.

Dr. Bip DVD’s, page 19

30.	Please clarify in your disclosure the license arrangement with Ms. Tirotta as it relates to this product as well as the royalty amount and any other material terms.

Response:

The registration statement has been revised to clarify the license agreement with Ms. Tirotta in accordance with the Staff’s comment.

The Disintegrator, page 19

31.	Please expand the description of the development and current status of this product based on your response to comment 96.

Response:

The description of the development and current status of the product have been expanded based on the response to prior comment 96.

32.	We note your response to comment 47. Please submit, on a supplemental basis, the brochure you refer to in the second paragraph of your response.

Response:

The brochure is attached supplementally. The picture in the brochure is of the Disintegrator.

Kidz-Med, Inc., page 20

33.	We note your response to prior comment 49. Please clarify the meaning of the term "introduced" in this context. Do you mean that Ulster's products were novel and unique? If so, please substantiate.

Response:

The word “introduced” has been replaced by the word “sold”.

34.
We note your response to prior comment 51. However, it appears that neither the Mommy Recorder nor the Wee Target products can be purchased on your website. Please advise and revise your disclosure accordingly.

Response:

The Mommy Recorder and the Wee Target are currently available on the Company’s www.kidzmed.com website.

Competition, page 20

35.
We note your disclosure in the first bullet. Please tell us what you mean by "aggressively market." Note also that your disclosure should address the expected costs of such marketing and how you intend to pay those costs.

Response:

The word “aggressively” has been removed from the registration statement, and the registration statement has been revised to disclose how the Company intends to address the expected costs of such marketing and how the Company intends to pay those costs.

36.	We reissue the last part of comment 53 because you did not disclose the effects that competing with Tecnimed's product may have on your revenues.

Response:

The registration statement has been revised to disclose the effects that competing with the Tecnimed’s product may on the Company’s revenues.

37.	We reissue comment 54 because you did not disclose the full names of the companies mentioned in our comment.

Response:

The registration statement has been revised to provide the full names of the companies mentioned in the Staff’s comment.

Description of Property, page 21

38.	Please reconcile the $5,000 monthly fee paid to Alodote with the amount specified in exhibit 10.65.

Response:

The monthly fee is $1,500, as specified in exhibit 10.65. The registration statement has been revised accordingly.

Legal Proceedings, page 21

39.
You disclose in the fourth paragraph on page 35 that you are currently involved in litigation where your directors and officers have been named. Please disclose which current proceedings involve your officers and directors.

Response:

The Company is not currently involved in litigation where its directors and offices have been named. The registration statement has been revised accordingly.

40.
We note the addition of the Exergen lawsuit in this section. Please disclose the nature of the false advertising allegations and the current status of the lawsuit. Also, for this and the lawsuit mentioned in the immediately preceding paragraph, disclose the relief sought.

Response:

The registration statement has been revised to disclose the nature of the false advertising allegations, the current status of the lawsuit and the relief sought.

41.	Disclose the terms of the February 2010 settlement with Shrink Nanotechnologies.

Response:

The registration statement has been revised to disclose the terms of the February 2010 settlement with Shrink Nanotechnologies.

Purchase of Disintegrator Patent, page 23

42.
Please revise to disclose all material terms of this transaction, including relevant incentive targets. Also, please disclose the name of the individual referred to in the fourth paragraph of this section. In addition, please confirm, if true, that you have filed all material agreements related to this transaction.

Response:

The registration statement has been revised to disclose all material terms of the transaction and the name of the individual. All material agreements related to this transaction have been filed.

Results of Operations, page 23

43.	Please disclose the reason, if known, that Walgreens stopped ordering your products.

Response:

The registration statement has been revised to disclose the reason Walgreen stopped ordering the Company’s products.

Convertible Promissory Notes, page 24

44.
We note your response to prior comment 6. Please tell us which exhibit relates to the agreement you refer to in the second sentence of this section. It appears that the terms in exhibits 4.8 and 10.20 are for 1,500,000 shares of common.

Response:

The convertible promissory notes section has been revised. Additional exhibits 10.73 - 10.78 relate to the offerings described.

45.
We note your response to prior comment 71. Please clarify how you determined the amount of additional securities that would be issued to investors in offering A described in the first paragraph of this section. In addition, with a view towards disclosure, please tell us why you believe that issuing additional shares to these investors would help you attract potential future investors. We may have further comment after we review your response.

Response:

The registration statement has been revised to disclose how the Company determined the amount of additional securities issued, and why the Company believes issuing additional shares would help attract potential future investors.

Convertible Redeemable Debentures, page 25

46.	We note your response to prior comment 73 and reissue the comment. Please revise to clarify your disclosure related to the convertible debentures and securities sale agreement.

Response:

The registration statement has been revised to clarify the disclosure related to the convertible debentures and securities sale agreement.

Executive Compensation, page 31

Summary Compensation Table, page 31

47.
We note your revisions in response to comment 82; however, we reissue our comment because the third full paragraph on page 30 indicates that Mr. Tirotta does not receive compensation for his services as director while footnote (1) on page 33 indicates that he does.

Response:

The statement on page 30 indicating that Dr. Tirotta does not receive compensation for his services as director has been removed from the registration statement.

48.	Refer to the last sentence of the first paragraph on page 32 and footnote 6 to the financial statements. Please tell us why Mr. Roth's 2009 compensation is not included on your table

Response:

Mr. Roth’s 2009 compensation is not included in the executive compensation table because he received total compensation of less than $100,000 in 2009 and he did not serve as the Company’s principal executive officer. Under the Instructions to Item 402(m)(2) of Regulation S-K, “disclosure need be provided for any executive officer, other than the PEO, whose total compensation … does not exceed $100,000.”

Employment Agreements, page 31

49.	Regarding your additional disclosure in this section, please indicate the terms of the warrants mentioned in the last paragraph. For example, what is the exercise price and duration?

Response:

The registration statement has been revised to indicate the terms of the warrants.

Certain Relationships and Related Transactions…, page 34

50.	Please disclose the certain copyrighted and trademarked print and videos material that you refer to in the sixth paragraph of this section.

Response:

The registration statement has been revised to disclose  the certain copyrighted and trademarked print and videos material referred to in the sixth paragraph of this section.

Financial Statements

51.	Please update the financial statements. Refer to Rule 8-08 of Regulation S-X.

The financial statements have been updated in accordance with Rule 8-08 of Regulation S-X.

Note 6. Acquisition of Patent, page 14

52.
We see that you have determined that the arrangement to grant Mr. Roth additional warrants based on sales of the Disintegrator and other products introduced by Mr. Roth should be accounted for as "contingent compensation." We also see that you have concluded that a portion of these warrants will be earned and you estimated the fair value of the warrants expected to be earned at the date of the agreement was approximately $760 thousand. You further disclose that you recognized no compensation expense for the warrants, which you refer to as a "contingent issuance." Please help us understand how you have applied the guidance from FASB Codification Topic 718 in reaching your conclusion regarding the attribution of stock compensation expense to earnings for the contingent warrants. In that regard, tell us how you concluded that compensation expense should not be recognized as services are rendered to the extent you believe it is probable the performance conditions will be achieved. Please address your consideration of paragraphs 718-10-25-20, 718-10-35-2 and -3 of the FASB Codification. Please also refer to Example 2 from FASB ASC 718-20-55-35.

Response:

The Company has amended its audited December 31, 2009 and unaudited March 31, 2010 Consolidated Financial Statements to account for the contingent issuance of warrants as compensation expense, ratably over 3 years.  The fair value of the warrants was determined upon execution of the agreement.  The footnote disclosures were amended accordingly.

Note 7. Notes Payable, page 15

Convertible Promissory Notes, page 18

53.
We see that the conversion price of the convertible debt was reset at the time of the default- Please disclose the currently applicable conversion rate. Please also tell us (and disclose, as applicable) whether there are other circumstances under the agreement that could lead to further adjustment of the conversion price. For instance, tell us whether the conversion price would be reset upon future issuances of equity or equity linked instruments at a lower effective strike price.

Response:

In accordance with Staff’s comment, the Notes to the December 31, 2009 audited and March 31, 2010 unaudited Consolidated Financial Statements have been revised to disclose the currently applicable conversion rate and circumstances that could lead to a further adjustment of the conversion price.

Note 9. Equity, page 21

54.
Please refer to your response to our prior comment 111. With respect to warrants, please revise to disclose the terms and provisions of cashless exercise provisions. Please also disclose any provisions that could lead to reductions in exercise prices upon issuance of future securities (that is, down-round provisions) or confirm to us that there are none.

Response:

In accordance with Staff’s comment, the Notes to the December 31, 2009 audited and March 31, 2010 unaudited Consolidated Financial Statements have been revised to additional disclosure surrounding the quantity of warrants subject to a cashless exercise price and adjustments to the exercise price, and to disclose the terms and provisions of the cashless exercise provisions.

55.
Please provide us a table showing the components of the 20,4 million warrants granted in 2009. Provide a cross reference that shows where the notes to financial statements describe each significant warrant grant, including the terms of the grant and related accounting.

Response:

2009 warrant grants consisted of 8,000,000 to Audiostocks subsequently cancelled – see Note 9 Share Based Compensation and Note 12; 11,525,000 to Southridge parties – See Note 9 Warrants for Common Shares; and the remainder are penalty warrants related to 2007 convertible debentures – See Note 7.

Note 10. Commitments and Contingencies, page 23

56.
In the first paragraph on page 24, please clarify by assessing potential adverse material effect in terms of the financial statements as a whole; or in terms of financial position, results of operations, and cash flows.

Response:

The disclosure in Note 10 has been revised in accordance with the Staff’s comment.

57.	Under Operating Leases on page 24, please disclose rent expense in each fiscal year. Refer to FASB ASC 540-20-50-1.

Response:

Rent expense of $13,741 previously deemed immaterial has been added to the December 31, 2009 Consolidated Financial Statements.

Note 12. Subsequent Events

58.
We see that you sold convertible debt and warrants in February and March 2010. Based on the underlying agreements filed in EDGAR, it appears that the instruments may include down-round provisions where the conversion or strike price is reset if you issue securities at a price lower than the then applicable conversion or strike price. Accordingly, please tell us how you considered the guidance from FASB Codification Topic 815-10 in assessing whether the warrants should be accounted for as derivatives reported in earnings at fair value; and, how you considered FASB Codification Topic 815-15 in evaluating the accounting for the embedded conversion feature. In that regard, please note that a down round provision may preclude a conclusion that an instrument is indexed to your stock. For guidance, please refer to FASB ASC 815-40-15-5 through -g and 815-40-55-33 through -34.

Response:

In the Company’s financial statements for the three months ended March 31, 2010, the Company addresses the issues raised in the Staff’s comment.

Item 15. Recent Sales… page 37

59.
Refer to the last paragraph in this section. Please reconcile this issuance with Note 12 to your financial statements. We note, for example, that the description on page 25 relates to warrants to purchase 10,000,000 shares.

Response:

Footnote 12 has been revised and is now consistent with the recent sales section.

60.	Please tell us where you described the February and April 2010 issuance to non-employees disclosed on page 26.

Response:

The February and April 2010 issuance to non-employees has been added to the Recent Sales section.

61.	We note your response to comment 120. It appears that you still have not filed several agreements. For example, please tell us which exhibit relates to: • the agreement in the fifth bullet point;

• the purchase warrant in the seventh bullet point;
• the agreement for the 5,100,000 shares in the eight bullet point;
• the agreement for the September 17 issuance relating to the ninth bullet point; and
• the agreements in the eleventh, sixteenth, seventeenth, and twenty second bullet point

Response:

All material agreements have been filed.

There was no agreement with Capital Stack, LLC. The agreement with advertising services was with Media4Equity (Exhibit 10.17), Capital Stack were assigned a portion of the shares issued pursuant to this agreement. The form of note and warrant for the twenty-second bullet point were previously filed as Exhibit 4.9 and 4.10. There is no written agreement with respect to the 500,000 shares issued to Joe Emas on September 17, 2007.  There is no written agreement with Joycare. There is no agreement with Emo-Technic. Any reference to Emo-Technic was inadvertent.

62.	We reissue comment 122 as the agreement has not been filed as exhibit 10.24.

Response:

Exhibit 10.24 has been filed with amendment No. 2.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

63.	Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

Response:

The S-1 amendment No. 2 includes a currently dated and signed consent from the Company’s independent auditors and any subsequent amendments will include a currently dated and signed consent from the Company’s independent auditors.

Very Truly Yours,

/s/ Jeff Cahlon